NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008

  Fourth quarter revenue more than doubled to $22.9 million

  Full year revenue increased 85% to $70.6 million

  Gold sales at 70,945 ounces were 54% above 2007

  Acquisition of Patricia Mining completed in the fourth quarter

MONTREAL, Quebec, Canada, February 26, 2009 - Richmont Mines Inc. (TSX/NYSE-A: RIC), a gold exploration, development and production company with operations in Canada, today announced financial and operational results for its fourth quarter and year ended December 31, 2008. Financial results are based on Canadian GAAP and dollars in Canadian currency, unless otherwise noted.

Revenue for the fourth quarter of 2008 was $22.9 million, a 122% increase compared with $10.3 million in the fourth quarter of 2007. Net income for the fourth quarter of 2008 was $2.1 million, or $0.09 per share, compared with a net loss of $1 million, or $0.03 per share, in the fourth quarter of 2007, as the significant revenue increase in the 2008 fourth quarter more than offset increased operating and exploration costs. Total precious metals revenue was up $12.6 million, or 148%, to $21.1 million in the fourth quarter of 2008 compared with $8.5 million in the fourth quarter of 2007 as a result of a 102% increase in ounces of gold sold combined with 23% higher selling prices per ounce in Canadian dollars. In the 2008 fourth quarter, 22,116 ounces of gold were sold at an average price of US$897 (CAN$956) per ounce compared with 10,949 ounces of gold sold in the same period last year at an average price of US$724 (CAN$778) per ounce.

Solid Fourth Quarter Results
Operating costs, including royalties, for the fourth quarter of 2008 were $13.0 million compared with $6.5 million in the same period the prior year. However, the average cash cost of production was lower at US$550 (CAN$586) per ounce of gold sold in the fourth quarter of 2008 compared with US$556 (CAN$598) in last year’s fourth quarter. The average cash cost per ounce during the reported quarter benefited from improved grades when compared with the prior year’s period.

Exploration and project evaluation costs were $2.4 million in the fourth quarter of 2008 (see accompanying exploration cost summary table), $1.1 million above exploration and project evaluation costs of $1.3 million in the 2007 fourth quarter reflecting the Company’s continued efforts to grow its reserves and resources. Approximately $0.7 million in exploration costs were incurred at the Beaufor Mine, $0.9 million at the Island Gold Mine and $0.5 million at the Golden Wonder Project in the 2008 fourth quarter. During the 2007 fourth quarter, approximately $0.5 million in exploration costs were incurred at the Beaufor Mine, $0.2 million at Island Gold, and $0.5 million at Golden Wonder. Richmont announced in October the termination of the Joint Venture option at the Golden Wonder Project.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

Strong Cash Position and No Debt
At December 31, 2008, cash and cash equivalents were $26.0 million, compared with $27.3 million at December 31, 2007 and $29.6 million at September 30, 2008. During the quarter, Richmont acquired all the outstanding shares of Patricia Mining Corp. using a combination of cash and common shares resulting in the lower cash balance compared with the end of the 2008 third quarter. Richmont Mines has no long-term debt obligations and has working capital of $26.8 million. The cash equivalents included $18.3 million of Canadian bankers acceptance and bank discount notes with high level credit ratings and $7.7 million in cash deposited in a major Canadian chartered bank.

Positive Production Trend at the Island Gold Mine[1]
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Tonnes	47,898	35,202	161,320	35,202
Head grade (g/t)	9.34	6.84	7.65	6.84
Gold recovery (%)	96.71	94.36	95.83	94.36
Recovered grade (g/t)	9.04	6.45	7.33	6.45
Ounces sold	13,915	7,302	38,037	7,302
Cash cost per ounce (US$)	546	621	659	621

Investment in property, plant and equipment
(thousands of CAN$)	1,591	1,653	3,079	4,495
Exploration expenses (thousands of CAN$)	868	239	2,293	505

Diamond drilling (metres)
Exploration and definition	5,888	2,722	16,665	12,940

During the 2008 fourth quarter, 47,898 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 9.04 g/t, and 13,915 ounces of gold were sold at an average price of US$890 (CAN$949) per ounce. For the same period last year, 35,202 tonnes of ore were processed at an average recovered grade of 6.45 g/t, and 7,302 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. Cash costs at Island Gold decreased to US$546 (CAN$582) from US$621 (CAN$668) in last year’s fourth quarter. The fourth quarter of 2007 was the Island Gold Mine’s initial quarter of production.

For the year ended December 31, 2008, 161,320 tonnes of ore were processed at an average recovered grade of 7.33 g/t, and 38,037 ounces of gold were sold at an average price of US$867 (CAN$924) per ounce. During the first nine months of 2008, the mine produced at approximately 65% of its design capacity. In the fourth quarter of 2008, production was at around 80% of design capacity resulting in a notable improvement in the cash cost of production.

__________________________________
1 Prior to its acquisition of Patricia Mining, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, “Production at Island Gold continued to improve in the fourth quarter and reached more than 500 tonnes per day, well ahead of production from the previous quarter. Better availability of experienced miners, an improved management team and access to higher grade mining areas contributed to the improved results. We will maintain our efforts to improve production and increase exploration and development work.”

Continued Steady Performance at the Beaufor Mine
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Tonnes	30,343	13,921	115,674	97,429
Head grade (g/t)	8.64	8.21	9.00	8.47
Gold recovery (%)	97.27	98.28	98.31	98.72
Recovered grade (g/t)	8.41	8.07	8.85	8.36
Ounces sold	8,201	3,613	32,908	26,182
Cash cost of production per ounce (US$)	555	430	509	468

Investment in property, plant and equipment
(thousands of CAN$)	15	217	127	1,060
Exploration expenses (thousands of CAN$)	706	524	2,921	1,874

Diamond drilling (metres)
Definition	4,699	436	11,439	3,095
Exploration	9,298	6,309	33,765	25,157

During the fourth quarter of 2008, 30,343 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 8.41 g/t, and 8,201 ounces of gold were sold at an average price of US$908 (CAN$968) per ounce. In the same quarter of 2007, 13,921 tonnes of ore were processed at an average recovered grade of 8.07 g/t, and 3,613 ounces of gold were sold at an average price of US$719 (CAN$773) per ounce. Cash costs at the Beaufor Mine increased to US$555 (CAN$592) from US$430 (CAN$462) in last year’s fourth quarter, largely due to higher mining costs. During the current quarter, Richmont processed 32,643 tonnes of custom milling ore at the Camflo Mill, compared with 46,317 tonnes during the 2007 fourth quarter.

During the year ended December 31, 2008, 115,674 tonnes of ore were processed at an average recovered grade of 8.85 g/t, and 32,908 ounces of gold were sold at an average price of US$886 (CAN$944) per ounce. In 2007, 97,429 tonnes of ore were processed at an average recovered grade of 8.36 g/t, and 26,182 ounces of gold were sold at an average price of US$693 (CAN$745) per ounce. The cash cost per ounce was US$509 (CAN$543) during the current period compared with US$468 (CAN$503) last year.

2008 Review of Operations
For the year ended December 31, 2008, revenue was $70.6 million or 85% above revenue of $38.1 million in 2007, reflecting increased gold sales at higher prices. In 2008, 70,945 ounces of gold were sold at an average price of US$876 (CAN$934) per ounce compared with 46,193 ounces of gold sold in 2007 at an average price of US$699 (CAN$751) per ounce.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

Operating costs, including royalties, for the year ended December 31, 2008 were $44.6 million compared with $24.8 million last year, primarily due to the costs associated with advancing the Island Gold Mine to current production levels as well as higher operating costs at the Beaufor Mine. Island Gold began production during last year’s fourth quarter.

Exploration and project evaluation costs were $10.5 million for 2008 compared with $3.3 million in 2007, as the Company focused its exploration efforts on the Island Gold and Beaufor mines, which had 2008 exploration costs of $2.3 million and $2.9 million, respectively. In addition, Richmont spent $4.2 million at the Golden Wonder exploration project prior to its October 2008 decision to terminate this project.

Net income in 2008 was $1.6 million, or $0.07 per share, compared with net earnings of $6.7 million, or $0.28 per share, in 2007, which included an $8.1 million gain on the sale of mining assets.

Gold Production Up 62% in 2008
Gold Production
	2008				2007
Mine	Tonnes	Mill	Recovered	Ounces	Tonnes	Mill	Recovered	Ounces
	(metric)	recovery	grade		(metric)	Recovery	grade
		(%)	(g/t)			(%)	(g/t)
Island Gold[1]	165,941	95.83	7.35	39,224	35,403	94.36	6.46	7,348
Beaufor	123,958	98.31	8.62	34,353	96,943	98.72	8.41	26,204
East Amphi[2]	-	-	-	-	118,179	96.95	3.09	11,752

Total				73,577				45,304

Island Gold produced 165,941 tonnes of ore at an average recovered grade of 7.35 g/t, for 39,224 ounces in 2008, compared with 35,403 tonnes at 6.46 g/t and 7,348 ounces in 2007. The Island Gold Mine commenced production on October 1, 2007. The Beaufor Mine produced 123,958 tonnes of ore at 8.62 g/t for production of 34,353 ounces in 2008, compared with production of 96,943 tonnes at 8.41 g/t for 26,204 ounces in 2007. In 2007, the East Amphi Mine produced 118,179 tonnes of ore at 3.09 g/t for 11,752 ounces, prior to its sale in June of 2007. Richmont’s total gold production in 2008 was 73,577 ounces, 62% above 2007 production of 45,304 ounces.

__________________________________________
1 Commercial production started on October 1, 2007 – Prior to its acquisition of Patricia Mining, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.
2 Closed at the end of the second quarter of 2007.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

Beaufor Mine Reserves and Resources
	December 31, 2008			December 31, 2007
Reserves	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Proven	96,678	7.17	22,287	90,822	7.56	22,085
Probable	147,385	10.03	47,505	164,879	10.10	53,547
Total Proven and Probable	244,063	8.89	69,792	255,701	9.20	75,632

	December 31, 2008			December 31, 2007
Resources[1]	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Measured	101,767	5.46	17,861	101,160	5.73	18,639
Indicated	635,839	6.37	130,139	591,534	6.45	122,628
Total Measured and Indicated	737,606	6.24	148,000	692,694	6.34	141,267

Inferred	655,804	7.35	154,927	133,962	7.03	30,278

Proven and probable reserves at the Beaufor Mine were stable at 69,792 ounces at the end of 2008 compared with 75,632 ounces at the end of 2007 as reserves identified in the Company’s exploration program nearly offset production for the year. Measured and indicated resources were estimated at 148,000 ounces compared with 141,267 ounces at the end of 2007. The 2008 exploration program resulted in a significant increase in inferred resources which grew from 30,278 ounces in 2007 to 154,927 ounces at the end of 2008.

In 2009, Richmont plans to complete more than 45,000 meters of drilling to increase the Company’s level of confidence of the potential for further development at depth.

Island Gold Reserves and Resources
Island and Lochalsh Zones	December 31, 2008			December 31, 2007
Reserves	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Proven	308,205	9.08	89,925	369,325	8.91	105,773
Probable	722,982	8.57	199,144	689,555	8.11	179,763
Total Proven and Probable	1,031,187	8.72	289,069	1,058,880	8.39	285,536

Island, Lochalsh and Goudreau Zones	December 31, 2008			December 31, 2007
Resources[1]	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Measured	18,948	8.70	5,300	8,135	6.45	1,687
Indicated	403,249	10.87	140,954	582,032	10.19	190,735
Total Measured and Indicated	422,197	10.77	146,254	590,167	10.14	192,422

Inferred	676,608	9.65	209,985	613,635	9.80	193,350

At the Island Gold Mine, proven and probable reserves were estimated at 289,069 ounces of gold at the end of 2008, compared with 285,536 ounces last year as the company’s exploration program identified new reserves sufficient to replace 2008 production. Overall, more than 26,000 meters of definition and exploration drilling are planned for 2009 at Island Gold.

____________________________________
1 Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

Outlook

Mr. Rivard concluded: “The improvements we made at Island Gold combined with continued strong production at Beaufor have established a solid operating foundation for the Company. We enter 2009 with a strong balance sheet with no long-term debt and we are positioned to take immediate advantage of rising gold prices. Also, we will be actively looking for acquisitions or partnerships to expand our pipeline of projects, further increase our reserve base, and increase future production rates.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements |
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “project”, “expect”, “may” and similar expressions, as well as “will” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont’s Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101 (NI 43-101)
The reserve and resource calculation of the Island Gold and the Beaufor properties as of December 31, 2008 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Director, an employee of Richmont Mines Inc. The reserve and resources calculation of the Island Gold as of December 31, 2008 and December 31, 2007 was prepared by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this instrument. The reserves and resources calculation of the Beaufor Mine as of December 31, 2008 was prepared by Mr. Richard Dubuc, P.Geo., an employee of Richmont Mines Inc., a qualified person under the terms of this instrument. The reserve calculations were prepared using a gold price of US$785 (CAN$785) for 2008 and US$650 (CAN$650) for 2007.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX/NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: (716) 843-3874
E-mail: jculligan@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2008	2007	2008	2007
Results (in thousands of $)
Revenue	22,908	10,321	70,591	38,071
Net earnings (loss)	2,086	(986)	1,635	6,671
Cash flow from (used in) operations	7,428	(744)	12,117	5,999

Results per share ($)
Net earnings (loss) basic and diluted	0.09	(0.03)	0.07	0.28

Basic weighted average number of common shares outstanding (thousands)	23,827	24,053	24,047	24,159

Average selling price of gold per ounce	956	778	934	751
Average selling price of gold per ounce (US$)	897	724	876	699

	December 31, 2008		December 31, 2007
Financial position (in thousands of $)
Total assets		82,881		85,976
Working capital		26,753		33,970
Long-term debt		-		-

SALES AND PRODUCTION DATA
		Three-month period ended December 31,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2008	13,915	12,850	546	582
	2007	7,302	7,348	621	668
Beaufor Mine	2008	8,201	7,628	555	592
	2007	3,613	3,805	430	462
East Amphi Mine	2008	-	-	-	-
	2007	34	34	-	-
Total	2008	22,116	20,478	550	586
	2007	10,949	11,187	556	598

	Fiscal year ended December 31,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2008	38,037	39,224	659	703
	2007	7,302	7,348	621	668
Beaufor Mine	2008	32,908	34,353	509	543
	2007	26,182	26,204	468	503
East Amphi Mine	2008	-	-	-	-
	2007	12,709	11,752	492	529
Total	2008	70,945	73,577	590	629
	2007	46,193	45,304	499	536

Average exchange rate used for 2007: US$1 = CAN$1.0748
Average exchange rate used for 2008: US$1 = CAN$1.0660

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Precious metals	21,142	8,513	66,237	34,691
Other	1,766	1,808	4,354	3,380

	22,908	10,321	70,591	38,071

EXPENSES
Operating costs	12,457	6,314	42,998	24,199
Royalties	494	227	1,591	565
Custom milling	807	1,023	1,785	1,023
Administration	1,233	992	3,665	3,315
Exploration and project evaluation	2,377	1,266	10,547	3,288
Accretion expense - asset retirement obligations	52	45	182	178
Depreciation and depletion	1,541	1,077	5,687	5,628
Loss (gain) on disposal of mining assets	8	(37)	29	(8,066)

	18,969	10,907	66,484	30,130

EARNINGS (LOSS) BEFORE OTHER ITEMS	3,939	(586)	4,107	7,941

MINING AND INCOME TAXES	404	455	437	1,306

	3,535	(1,041)	3,670	6,635

MINORITY INTEREST	1,449	(55)	2,035	(36)

NET EARNINGS (LOSS)	2,086	(986)	1,635	6,671

NET EARNINGS (LOSS) PER SHARE
basic and diluted	0.09	(0.03)	0.07	0.28

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	23,827	24,053	24,047	24,159

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,021	27,291
Restricted cash	116	-
Short-term investments	121	1,826
Accounts receivable	986	2,859
Mining and income taxes receivable	1,586	1,677
Inventories	6,012	5,438
	34,842	39,091
ADVANCE TO A MINORITY PARTNER	-	1,875
PROPERTY, PLANT AND EQUIPMENT	48,039	45,010
	82,881	85,976
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,912	5,005
Mining and income taxes payable	1,177	116
	8,089	5,121
ASSET RETIREMENT OBLIGATIONS	4,664	3,358
MINORITY INTEREST	2,024	14,238
FUTURE MINING AND INCOME TAXES	1,086	1,446
	15,863	24,163
SHAREHOLDERS’ EQUITY
Capital stock	64,672	61,016
Contributed surplus	5,678	5,092
Deficit	(3,096)	(4,647)
Accumulated other comprehensive income	(236)	352
	67,018	61,813
	82,881	85,976

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	2,086	(986)	1,635	6,671
Adjustments for:
Depreciation and depletion	1,541	1,077	5,687	5,628
Stock-based compensation	142	164	526	575
Accretion expense - asset retirement obligations	52	45	182	178
Loss (gain) on disposal of mining assets	8	(37)	29	(8,042)
Loss (gain) on disposal of short-term investments	-	(47)	11	(444)
Minority interest	1,449	(55)	2,035	(36)
Future mining and income taxes	(26)	190	(359)	(334)

	5,252	351	9,746	4,196

Net change in non-cash working capital items	2,176	(1,095)	2,371	1,803

	7,428	(744)	12,117	5,999

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of Patricia Mining Corp.	(6,984)	-	(6,984)	-
Acquisition of short-term investments	-	(296)	(23)	(642)
Disposal of short-term investments	-	651	712	6,454
Disposal of mining assets	24	37	91	3,435
Property, plant and equipment - Island Gold Mine	(1,591)	(1,653)	(3,079)	(4,495)
Property, plant and equipment - Beaufor Mine	(15)	(217)	(127)	(1,060)
Property, plant and equipment - East Amphi Mine	-	-	-	(34)
Other property, plant and equipment	(383)	(706)	(1,987)	(582)
Cash received from an advance to a minority
partner	-	375	750	1,125

	(8,949)	(1,809)	(10,647)	4,201

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	-	-	25	183
Redemption of common shares	(85)	-	(768)	(658)
Repayment of the long-term debt	(1,950)	-	(1,950)	-
Contribution from (distribution to) a minority partner	(47)	540	(47)	1,440

	(2,082)	540	(2,740)	965

Net increase (decrease) in cash and cash equivalents	(3,603)	(2,013)	(1,270)	11,165

Cash and cash equivalents, beginning of period	29,624	29,304	27,291	16,126

Cash and cash equivalents, end of period	26,021	27,291	26,021	27,291

RICHMONT MINES REPORTS RECORD SALES FOR THE FOURTH QUARTER AND FULL YEAR 2008
February 26, 2009

EXPLORATION AND PROJECT EVALUATION
		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	$	$	$	$

Exploration costs – Mines
Beaufor Mine	706	524	2,921	1,874
Island Gold Mine	868	239	2,293	505

	1,574	763	5,214	2,379

Exploration costs – Other properties
Golden Wonder property	539	502	4,202	665
Francoeur / Wasamac properties	59	1	184	142
Valentine Lake property	153	(3)	347	1,017
Camflo Northwest property	-	(11)	-	112
Other properties	5	7	20	50
Project evaluation	122	32	373	124

	878	528	5,126	2,110

Exploration tax credits	(75)	(25)	(643)	(1,201)
Reclassification of exploration tax credits from previous years	-	-	850	-

	2,377	1,266	10,547	3,288